NO ACT

PE 2-18-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010595

February 12, 2010

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202



Received SEC
MAR 1 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Re: AT&T Inc.
Incoming letter dated December 18, 2009

Dear Mr. Wilson:

This is in response to your letters dated December 18, 2009 and January 8, 2010 concerning the shareholder proposals submitted to AT&T by Ray T. Chevedden, William Steiner and Nick Rossi. We also have received letters on the proponents' behalf dated December 18, 2009, December 28, 2009, December 29, 2009, January 3, 2010, January 4, 2010, January 8, 2010, January 11, 2010, January 12, 2010, January 14, 2010, January 14, 2010, January 15, 2010, January 18, 2010, January 26, 2010 and February 11, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 18, 2009

The first proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding. The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AT&T's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The third proposal relates to cumulative voting.

There appears to be some basis for your view that AT&T may exclude the first proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the first proposal would cause AT&T to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal or the portion of the supporting statement upon which AT&T relies.

We are unable to concur in your view that AT&T may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that AT&T may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AT&T may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the second proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that AT&T may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that AT&T may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposals of John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to supplement AT&T's original letter to you, dated December 18, 2009 (the "Original Letter"), regarding the following three stockholder proposals (the "Proposals"), each submitted by John Chevedden (the "Proponent"), for inclusion in the proxy materials for AT&T's 2010 annual meeting of stockholders:

- A proposal titled "Shareholder Action by Written Consent," purportedly submitted on behalf of Ray T. Chevedden (the "Written Consent Proposal");
- A proposal titled "Cumulative Voting," purportedly submitted on behalf of Nick Rossi (the "Cumulative Voting Proposal");
- A proposal titled "Special Shareowner Meetings," purportedly submitted on behalf of William Steiner (the "Special Meeting Proposal");

This letter should be read in conjunction with the Original Letter and the Proposals. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponent.

We have received copies of four communications from the Proponent to the Office of Chief Counsel, dated December 28, 2009, December 29, 2009, January 3, 2010 and January 4, 2010, respectively, in response to the Original Letter, copies of which are attached hereto as Annex A. The purpose of this letter is to respond briefly to certain points in the Proponent's responses.

First, the Proponent objects to the fact that AT&T did not provide a copy of the Original Letter to Mr. Ray Chevedden, Mr. Rossi or Mr. Steiner. We note, however, that, in the cover letter accompanying each Proposal, copies of which are attached to the Original Letter, each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner specifically instructed us to direct all future communications to the Proponent, as follows: "Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden..."

Second, the Proponent denies that the proxy granted to him by each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner authorizes him to vote with respect to the Proposals or to submit the Proposals from the floor of the Company's annual meeting. The proxy language from the cover letter accompanying each Proposal, copies of which are attached to the Original Letter, follows:

> This is the proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

This language permits the Proponent to take any action regarding the Proposals, without limitation. Therefore, we believe this language authorizes the Proponent to vote with respect to the Proposals and to submit the Proposals from the floor of the Company's annual meeting, among other things.

Finally, with respect to the Written Consent Proposal, we note that the Staff has twice recently concurred in the omission under Rule 14a-8(i)(2) of a shareholder proposal that is identical to the Written Consent Proposal (and that was also submitted by the Proponent) on the grounds that implementation of the proposal would violate Delaware law. See Kimberly-Clark Corporation (December 18, 2009) and Pfizer, Inc. (December 21, 2009).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: John Chevedden

ANNEX A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden

Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

The company fails to specify where the submittal letters of Nick Rossi, William Steiner and Ray T. Chevedden supposedly go "well beyond the authority to vote shares at an annual meeting" especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for Nick Rossi, William Steiner or Ray T. Chevedden.

The copmapny providece no evidence or even a vague scenario where the undersigned "shares voting power."

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Regarding the Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The limited submittal letters of Nick Rossi, William Steiner and Ray T. Chevedden give no authority to act on these issues anticipated in the company 2009 definitive proxy:

"Stockholders who intend to submit proposals at an Annual Meeting but whose proposals are not included in the proxy materials for the meeting and stockholders who intend to submit nominations for Directors at an Annual Meeting are required to notify the Senior Vice President and Secretary of AT&T (at the address above) of their proposal or nominations and to provide certain other information not less than 90 days, nor more than 120 days, before the anniversary of the prior Annual Meeting of Stockholders, in accordance with AT&T's Bylaws. Special notice provisions apply under the Bylaws if the date of the Annual Meeting is more than 30 days before or 70 days after the anniversary date."

The company fails to specify where the limited letters of Nick Rossi, William Steiner and Ray T. Chevedden supposedly go "well beyond the authority to vote shares at an annual meeting" especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for Nick Rossi, William Steiner or Ray T. Chevedden.

The company provides no evidence or even a vague scenario where the undersigned "shares voting power."

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
AT&T Inc. (T)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter.* Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached are analysis pages from The Corporate Library showing that this topic received more than 49%-support with a 10%-threshold at the AT&T 2009 annual meeting after the AT&T Board had already adopted a 25%-threshold for shareholders to call a special meeting. Furthermore this topic received 65%-support at the 2007 AT&T annual meeting before the 25%-threshold was adopted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Wilson <PW2209@att.com>

[T: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Regarding the Separate Rule 14a-8 Proposals
By Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the blanket December 18, 2009 no action request, supplemented January 8, 2010.

Now the company blames the proponents for the company failure to forward any copy whatsoever of its December 18, 2009 personal accusation no action requests to three proponents.

It would seem to be common sense that when a company makes personal accusations, that three long-term proponents of rule 14a-8 proposals to the company are not who they said they are (proponents), that such outrageous personal accusations should at least be forwarded to each proponent.

One grasp of the vague company argument is that there is no distinction between the power to represent a proposal and the power to cast ballots at an annual meeting. And the company does not back this up with evidence from its 2009 annual meeting on whether the persons who represented proposals at the 2009 annual meeting, and did not own the respective stock, were invited by the company to cast ballots.

Another grasp of the vague company argument is that the rule 14a-8 proposal has the right to vote and whoever represents the proposal can vote on behalf of the proposal.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
AT&T Inc. (T)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter.* Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached are analysis pages from The Corporate Library showing that this topic received more than 49%-support with a 10%-threshold at the AT&T 2009 annual meeting after the AT&T Board had already adopted a 25%-threshold for shareholders to call a special meeting. Furthermore this topic received 65%-support at the 2007 AT&T annual meeting before the 25%-threshold was adopted.

Also attached are pages from The Corporate Library showing that the company's market capitalization is $156 billion and there are nearly 6 billion shares outstanding.

This also raises the question of how many times a company can get credit for substantially implementing a 10%-threshold and still not make it to the 10%-threshold. For instance if faced with this proposal in 2011, can the company then claim implementation with a 14%-threshold.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Regarding the Separate Rule 14a-8 Proposals
By Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the blanket December 18, 2009 no action request, supplemented January 8, 2010.

Attached is Mr. Nick Rossi's letter stating:
"The person or persons who represent my 2010 rule 14a-8 shareholder proposals have not been given the right to vote my shares."

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

January 14, 2010

TO Whom It May Concern:

The ~~persons~~ or persons who represent my 2010 rule 14a-8 shareholder proposals have not been given the right to vote my shares.

Nick Rossi

Nick Rossi,

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Ray T. Chevedden's Rule 14a-8 Proposal
AT&T Inc. (T)
Written Consent Topic

Ladies and Gentlemen:

This responds to the blanket December 18, 2009 no action request, supplemented January 8, 2010, focusing on the written consent topic.

The proposal states: "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding."

The above text uses the word "permit" and does not request that "a majority of our shares outstanding" would apply to every conceivable instance. The company cites two narrow exceptions to "a majority of our shares outstanding" but does not elaborate on whether these narrow exceptions ever applied to the company throughout its long history.

And written consent seems to be well understood under Section 228(a) of the DGCL:
§ 228. Consent of stockholders or members in lieu of meeting.
(a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

An expanded response is in preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

[T: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 15, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Ray T. Chevedden's Rule 14a-8 Proposal
AT&T Inc. (T)
Written Consent Topic

Ladies and Gentlemen:

This responds to the blanket December 18, 2009 no action request, supplemented January 8, 2010, focusing on the written consent topic.

The proposal states: "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding."

The above text uses the word "permit" and does not add or emphaisze that "a majority of our shares outstanding" would apply to every conceivable instance. The company cites two narrow exceptions to "a majority of our shares outstanding" but does not elaborate on whether these narrow exceptions ever applied to the company throughout its long history.

And written consent seems to be well understood under Section 228(a) of the DGCL:
§ 228. Consent of stockholders or members in lieu of meeting.
(a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

One sentence of the proposal states (emphasis added):
"A 2001 study by Harvard professor Paul Gompers *supports the concept* that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value."

Supports the concept is not the same as making a claim or an empirical declaration. The distinction the company wants to make can be addressed in the management position statement if the company ultimately views the distinction as that important.

This sentence is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> **We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

Please also see: Sun Microsystems, Inc. (July 21, 2005).

An expanded response is in preparation.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

[T: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Regarding the Separate Rule 14a-8 Proposals
By Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the blanket December 18, 2009 no action request, supplemented January 8, 2010.

Attached is Ray T. Chevedden's letter stating that the has not assigned 2010 voting power for any of his stocks. This is in response to the company "voting power" claim.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

To whom it may concern:

I have not assigned 2010 voting power for any of my stocks.

Ray T. Chevedden
January 17, 2010

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 William Steiner's Rule 14a-8 Proposal
AT&T Inc. (T)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The company claims that the informal use of the word "combine" should trigger all manner of warnings for a very specialized method of combining. There does not seem to be any basis to warn shareholders that a very specialized meaning of "combine" can trigger application of certain rules since this proposal does not limit shareholders to any one method for small shareholders to "combine" or contribute to a 10%-threshold.

Plus if shareholders merely discussed their voting on this topic in an investment club meeting, shareholders could run afoul of a number of laws in regard to what they said and the company does not suggest that a warning notice be included for such circumstance.

It would be interesting to see an independent report using a focus group of small shareholders to see the percentage of small shareholders who would envision an "Exchange Act Section 13(d) and Exchange Act Regulation 13D" combination or its equivalent when they heard the word "combine." And then to question those who envisioned an "Exchange Act Section 13(d) and Exchange Act Regulation 13D" or its equivalent to see the percentage that would say that "Exchange Act Section 13(d) and Exchange Act Regulation 13D" probably has no special rules.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Wilson <PW2209@att.com>

[T: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

February 8, 2010

VIA UPS

John Chevedden
FISMA & OMB Memorandum M-07-16

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposals of John Chevedden

Dear Mr. Chevedden:

We have reviewed your stockholder proposals for inclusion in AT&T's 2010 Proxy Statement. Enclosed are copies of AT&T's responses that we intend to include in the proxy statement if we include your stockholder proposals.

Sincerely,

Paul M Wilson

Enclosure

AT&T's response to Shareholder Action by Written Consent proposal:

The Board recommends you vote AGAINST this proposal for the following reasons:

Your Board of Directors opposes this proposal because it would deprive stockholders of the right to be heard and to vote on proposed actions.

Under our Bylaws, stockholders may introduce and vote on matters at annual meetings or special meetings. Stockholder meetings are open to all AT&T stockholders and allow every AT&T stockholder the opportunity to discuss and deliberate the proposed action.

This proposal would allow stockholders that solicit written consents from a minimum number of shares to adopt binding proposals through written consents *without a public meeting and without notifying all stockholders of the proposed action.* Because the soliciting stockholder would not be required to notify all stockholders of the proposed action, many stockholders would have no knowledge of the proposal until it was passed. In addition, by permitting action to be taken without a meeting, the proposal denies stockholders the opportunity to debate and hear the views of other stockholders.



To protect our stockholders, AT&T's Certificate of Incorporation currently requires a two-thirds vote for actions by written consent. In contrast, a mere majority vote is required for actions taken at a meeting. By reducing the percentage of shares required to pass a measure by written consents, the proposal would allow a group of large stockholders to pass proposals without the advanced knowledge of the remaining stockholders. We believe that stockholder action by written consent should be taken, if at all, only in extraordinary circumstances and the two-thirds approval requirement is a necessary protection for stockholders.

[T: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Ray T. Chevedden's Rule 14a-8 Proposal
AT&T Inc. (T)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request, supplemented January 8, 2010, focusing on the written consent topic.

The attached February 8, 2010 company management position statement said that the company Certificate of Incorporation now calls for a "two-thirds vote for actions by written consent." Thus implementation of this proposal would be facilitated by the current rule allowing written consent except by a different percentage.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Regarding the Separate Rule 14a-8 Proposals
By Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the blanket December 18, 2009 no action request.

Attached are 2009 Staff Reply Letters in which the Division did not concur with the respective companies on 19 rule 14a-8 proposals in regard to rule 14a-8(c). Nineteen times "(c)" is circled to indicate each of the proposals.

This is to request that the Securities and Exchange Commission allow these rule 14a-8 proposals to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2008

The first proposal recommends that the board take steps necessary to adopt cumulative voting. The second proposal relates to compensation. The third proposal relates to an independent lead director.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Jay Knight
Attorney-Adviser

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

The first proposal relates to compensation. The second proposal relates to cumulative voting. The third proposal relates to an independent lead director. The fourth proposal relates to special meetings.

We are unable to concur in your view that Bank of America may exclude the first proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Bank of America may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the second proposal under rule 14a-8(c) Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

On February 2, 2009, we issued our response expressing our informal view that Bank of America could exclude the third proposal from its proxy materials in reliance on rule 14a-8(i)(3). Accordingly, we have not found it necessary to address the alternative bases for omission of the third proposal upon which Bank of America relies.

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Carmen Moncada-Terry
Attorney-Adviser

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The first proposal relates to special meetings. The second proposal relates to cumulative voting. The third proposal relates to compensation.

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(b)

We are unable to concur in your view that Dow may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(b). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Dow may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Dow may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Carmen Moncada-Terry
Attorney-Adviser

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 23, 2008

The first proposal relates to director elections. The second proposal relates to simple majority voting.

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that McGraw Hill may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that McGraw Hill may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Gregory S. Belliston
Special Counsel

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

The first proposal relates to cumulative voting. The second proposal relates to special meetings.

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Attorney-Adviser

[date of letter]

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 24, 2008

The first proposal relates to compensation. The second proposal relates to reincorporation.

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,



Carmen Moncada-Terry
Attorney-Adviser

February 26, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Time Warner Inc.
Incoming letter dated December 29, 2008

The first proposal relates to cumulative voting. The second proposal relates to special meetings. The third proposal relates to reincorporation.

We are unable to concur in your view that Time Warner may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Time Warner may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Time Warner may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Time Warner may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Time Warner may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Time Warner may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Time Warner may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Time Warner may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

On February 19, 2009, we issued our response expressing our informal view that Time Warner could exclude the third proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). Accordingly, we have not found it necessary to address the alternative bases for omission of the third proposal upon which Time Warner relies.

Sincerely,



Carmen Moncada-Terry
Attorney-Adviser

January 30, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 17, 2008

The first proposal relates to special meetings. The second proposal relates to an independent lead director.

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Attorney-Adviser

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 4, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
AT&T Inc. (T)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The Home Depot, Inc. (January 21, 2009) did not grant concurrence when Home Depot claimed that a 25%-threshold implemented a 10%-threshold to call a special meeting.

The following text is from the shareholder party rebuttal to the Home Depot no action request:

"The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter.* Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio."

Attached are analysis pages from The Corporate Library showing that this topic received more than 49%-support with a 10%-threshold at the AT&T 2009 annual meeting after the AT&T Board had already adopted a 25%-threshold for shareholders to call a special meeting. Furthermore this topic received 65%-support at the 2007 AT&T annual meeting before the 25%-threshold was adopted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Wilson <PW2209@att.com>

[T: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 3, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Regarding the Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

This further responds to the December 18, 2009 no action request.

The limited submittal letters of Nick Rossi, William Steiner and Ray T. Chevedden give no authority to act on these issues anticipated in the company 2009 definitive proxy:

"Stockholders who intend to submit proposals at an Annual Meeting but whose proposals are not included in the proxy materials for the meeting and stockholders who intend to submit nominations for Directors at an Annual Meeting are required to notify the Senior Vice President and Secretary of AT&T (at the address above) of their proposal or nominations and to provide certain other information not less than 90 days, nor more than 120 days, before the anniversary of the prior Annual Meeting of Stockholders, in accordance with AT&T's Bylaws. Special notice provisions apply under the Bylaws if the date of the Annual Meeting is more than 30 days before or 70 days after the anniversary date."

The company fails to specify where the limited letters of Nick Rossi, William Steiner and Ray T. Chevedden supposedly go "well beyond the authority to vote shares at an annual meeting" especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for Nick Rossi, William Steiner or Ray T. Chevedden.

The company provides no evidence or even a vague scenario where the undersigned "shares voting power."

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

The company fails to specify where the submittal letters of Nick Rossi, William Steiner and Ray T. Chevedden supposedly go "well beyond the authority to vote shares at an annual meeting" especially when there is no authority granted to vote any shares whatsoever. The company provides no evidence or even a vague scenario alluding to the undersigned ever voting shares for Nick Rossi, William Steiner or Ray T. Chevedden.

The copmapny providece no evidence or even a vague scenario where the undersigned "shares voting power."

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden
Paul Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Separate Rule 14a-8 Proposals by Nick Rossi, William Steiner and Ray T. Chevedden
AT&T Inc. (T)

Ladies and Gentlemen:

AT&T Inc. (T) violated rule 14a-8 because it failed to forward any copy whatsoever of its December 18, 2009 blanket no action request regarding three separate rule 14a-8 proposals to the proponents Nick Rossi, William Steiner and Ray T. Chevedden. The evidence is on page 14 of the blanket no action request where the company failed to copy Nick Rossi, William Steiner and Ray T. Chevedden. This is in spite of the fact that the company included as evidence the three signed rule 14a-8 proposal submittal letters by Nick Rossi, William Steiner and Ray T. Chevedden.

This violation would be consistent with the company presuming in advance that the Staff will grant its blanket no action request.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
William Steiner
Ray T. Chevedden

Paul Wilson <PW2209@att.com>



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 18, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2010 Annual Meeting
Stockholder Proposals of John Chevedden

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received the following three stockholder proposals (the "Proposals"), each submitted by John Chevedden (the "Proponent"), for inclusion in the proxy materials for its 2010 annual meeting of stockholders:

- A proposal titled "Shareholder Action by Written Consent," purportedly submitted on behalf of Ray T. Chevedden (the "Written Consent Proposal");
- A proposal titled "Cumulative Voting," purportedly submitted on behalf of Nick Rossi (the "Cumulative Voting Proposal");[1]
- A proposal titled "Special Shareowner Meetings," purportedly submitted on behalf of William Steiner (the "Special Meeting Proposal");

[1] The Proponent submitted two nearly identical versions of the this proposal, approximately 12 minutes apart, each of which is included in Annex B. Although the Proponent did not indicate that the earlier version was withdrawn, we are treating the later version as the Cumulative Voting Proposal.

Each of the proposals and related correspondence is attached to this letter as Annex A, B or C, respectively.

As discussed below, AT&T believes that it may omit all three Proposals from its 2010 proxy materials under Rule 14a-8(c). Alternatively, as further discussed below, AT&T believes that it may omit the Written Consent Proposal under Rule 14a-8(i)(2) and the Special Meeting Proposal under Rule 14a-8(i)(10) and Rule 14a-8(i)(3). As an additional alternative, as further discussed below, AT&T believes that it may omit a statement in the Written Consent Proposal under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the Proponent and to each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner as notice of AT&T's intention to omit the Proposals from its 2010 proxy materials.

The Proposals may be omitted pursuant to Rule 14a-8(c) because the Proponent has submitted more than one proposal for inclusion in AT&T's 2010 proxy materials.

The proxy granted to the Proponent by each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner provides the Proponent with authority over their shares that causes him to be a "beneficial owner" of those shares. As the "beneficial owner" of those shares, the Proponent has submitted more than one shareholder proposal to the Company, in violation of the one-proposal limitation in Rule 14a-8(c).

Exchange Act Rule 13d-3(a) defines the term "beneficial owner" as "any person who, directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power." Pursuant to the Commission's statements in Exchange Act Release No. 34-17517 (February 5, 1981), the Rule 13d-3(a) definition of "beneficial owner" applies for purposes of the one-proposal limitation in Rule 14a-8.

Each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner granted proxy authority to the Proponent that provides him with the ability to take any action on their behalf regarding the Proposals before, during and after the 2010 annual meeting. Specifically, the proxy conferred upon the Proponent by each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner reads as follows:

> This is the proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

As such, each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner granted the Proponent proxy authority that confers upon him all of their powers as shareholders with respect to the Proposals until further notice. In this regard, it is important to note that the proxy granted to the Proponent:

- while specifically authorizing the Proponent to modify the Proposals, places no limit on the Proponent's authority to take any other actions regarding the Proposals;
- is not limited to voting at the 2010 annual meeting, but gives the Proponent full authority to "act on my behalf regarding this Rule 14a-8 proposal"; and
- specifically authorizes the Proponent to continue to act on the Proposals after the 2010 annual meeting.

As a result of the unlimited proxy authority granted to him by each proxy , the Proponent "directly or indirectly, through contract, arrangement, understanding, relationship, or otherwise has or shares voting power" over the shares held by Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner. Therefore, the Proponent falls within the Rule 13d-3(a) definition of "beneficial owner" with regard to those shares.

In Exchange Act Release No. 34-39538 (January 12, 1998) ("Release No. 34-39538") regarding Forms 13D and 13G, the Commission provided significant guidance regarding the effect of a proxy solicitation on "beneficial ownership." The Commission clarified that a passive shareholder that does no more than issue a revocable proxy within the narrow limits of Rule 14a-4 would not be part of a group. Release No. 34-39538 provides that "when a shareholder solicits and receives revocable proxy authority (subject to the discretionary limits of Rule 14a-4), without more, that shareholder does not obtain beneficial ownership under Section 13(d) in the shares underlying the proxy." [Emphasis added.] Conversely, Release No. 34-39538 contemplates that one may obtain beneficial ownership where the proxy confers more than "revocable proxy authority." See Alaska Air Group (March 5, 2009).

The proxy authority conferred upon the Proponent does not indicate whether it is revocable. Regardless of whether it is revocable, however, it is clear that the proxy authority granted to the Proponent goes well beyond the authority to vote shares at an annual meeting and beyond the limits permitted by Rule 14a-4.

Rule 14a-4(d) provides that no proxy may confer authority:

- to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement;
- to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are first sent or given to security holders;
- to vote with respect to more than one meeting (and any adjournment thereof) or more than one consent solicitation; or

- to consent to or authorize any action other than the action proposed to be taken in the proxy statement, or matters otherwise permitted by Rule 14a-4.

Each proxy granted to the Proponent authorizes him to take any action regarding the Proposals for the 2010 annual meeting, without limit, and to continue to take action regarding the Proposals after the meeting. Moreover, each proxy specifically authorizes the Proponent to modify each Proposal, again without limit. Because of the lack of any limit on the authority to modify or withdraw the proposals, the Proponent could create a new proposal, including a proposal relating to the election of directors, in direct violation of Rule 14a-4(d).

In addition, the proxies permit the Proponent to exercise authority after the meeting (Rule 14a-4(d)(2) and (3)); the proxies allow the Proposals to be modified by the Proponent without limitation, including modification to a proposal relating to an election (Rule 14a-4(d)(1) and (4)); and the Proponent retains full discretion on how to vote the proxies, exceeding the limits of Rule 14a-4(c)(2)[2] (Rule 14a-4(d)(4)).

Release 34-39538 contemplates routine, limited grants of proxy authority to vote the shares as directed by the shareholder. It does not contemplate granting unlimited authority to submit, withdraw, or modify a proposal or to continue to act on the proposal after the conclusion of the meeting.

Because the proxy authority granted to the Proponent permits him to exercise discretionary authority regarding matters beyond those specified in Rule 14a-4(c), and because it permits him to take action regarding matters that are prohibited under Rule 14a-4(d), the proxy authority granted to the Proponent exceeds the proxy authority contemplated by Rule 14a-4.

Consequently, we believe that the proxy authority granted to the Proponent causes him to be the beneficial owner of the shares otherwise owned by Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner. As such, the Proponent is the beneficial owner of the shares that provide the eligibility to submit each of the Proposals.

In Exchange Act Release No. 34-12999 (November 22, 1976), the Commission stated that the one-proposal limitation in Rule 14a-8(c) applies "collectively to all persons having an interest in the same securities (*e.g.*, the record owner and the beneficial owner and joint tenants)." For the reasons discussed above, we believe that the proxy granted to the Proponent by each of Mr. Ray Chevedden, Mr. Rossi and Mr. Steiner confers upon the Proponent beneficial ownership of the shares that provide the eligibility to submit each of the Proposals. Accordingly, the one-proposal limitation in Rule 14a-8(c) applies to the Proponent with respect to the three Proposals, as he is a beneficial owner of those shares and, therefore, one of the "persons having an interest in [those] securities." As the Proponent is the beneficial owner of the shares that provide the eligibility to

[2] Rule 14a-4(c)(2) permits a proxy to confer discretionary authority to vote on matters with respect to which the company soliciting the proxy has represented how it intends to vote, making the proxy process a ministerial act. The discretionary aspects of the Proponents' proxy directly conflict with the Rule 14a-4 concept of granting a proxy with voting instructions.

submit each of the three Proposals, the submission of the three Proposals by the Proponent does not comply with the one-proposal limitation of Rule 14a-8(c).

On November 18, 2009, AT&T notified the Proponent of his failure to comply with Rule 14a-8(c) and advised him to resubmit a single proposal. The Proponent disputed AT&T's position with respect to Rule 14a-8(c) (see relevant correspondence in Annexes A, B and C) and did not resubmit a single proposal. Where a proponent has not complied with the one-proposal limitation of Rule 14a-8(c), the Staff has permitted the company to omit all of the proposals submitted by the proponent. See, e.g., Downey Financial Corp. (Dec. 27, 2004). Therefore, AT&T believes that it may omit all three Proposals from its 2010 proxy materials.

The Written Consent Proposal may be excluded from AT&T's 2010 proxy materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause AT&T to violate Delaware law.

Implementation of the Written Consent Proposal would cause AT&T, a Delaware corporation, to violate the Delaware General Corporation Law (the "DGCL") because it would permit AT&T's stockholders to act by majority written consent even where Delaware law requires the approval of more than a majority or prohibits action by written consent. Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. On numerous occasions the Staff has concurred in the omission of a shareholder proposal under Rule 14a-8(i)(2) where implementation of the proposal would violate state law. See, e.g., AT&T Inc. (Feb. 19, 2008) and The Boeing Corp. (Feb. 19, 2008) (in each case, permitting the omission under Rules 14a-8(i)(2) and (6) of a shareholder proposal requesting the company to remove restrictions on shareholders' ability to act by written consent, on the grounds that such action would violate the DGCL).

The Written Consent Proposal calls on the Company to take the necessary steps to permit shareholders to act by the written consent of a majority of shares outstanding. Implementation of the Written Consent Proposal would violate Delaware law with respect to those matters that, under the DGCL, require the vote of stockholders representing greater than a majority of the outstanding shares. For example, section 266(b) of the DGCL provides that the conversion of a corporation to a limited liability company must be approved by all outstanding shares. In addition, implementation of the Written Consent Proposal would violate Delaware law with respect to matters where, under the DGCL, stockholders are prohibited from acting by written consent, as is the case with the approval of certain business combinations with interested stockholders under section 203(a)(3) of the DGCL. AT&T has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger, a copy of which is attached hereto as Annex D (the "Delaware Law Opinion"), which discusses in greater detail the extent to which implementation of the Written Consent Proposal would violate Delaware law.

We note that the Staff has not concurred in the omission under Rule 14a-8(i)(2) of proposals that violate state law where the proposal provides that implementation shall occur only to the extent permitted by law. In fact, the Proponent included such qualifying language in a proposal relating to shareholder action by written consent that he submitted to AT&T for inclusion in its 2008 proxy materials. See AT&T Inc. (Feb. 19, 2008). However, the Proponent has included no such qualifying language in the Written Consent Proposal.

For the reason discussed above and in the Delaware Law Opinion, AT&T believes that the Written Consent Opinion may be omitted from its 2010 proxy materials because implementation of the proposal would cause AT&T to violate Delaware law.

The Special Meeting Proposal may be excluded from AT&T's 2010 proxy materials pursuant to Rule 14a-8(i)(10) because AT&T has substantially implemented the Special Meeting Proposal.

The Special Meeting Proposal has been substantially implemented under Rule 14a-8(i)(10) because AT&T's Bylaws already permit AT&T's stockholders to call a special meeting. Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). As the Commission has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). See Exchange Act Release No. 34-20091 (August 16, 1983) (stating that a company need not have fully implemented a proposal to avail itself of an exclusion under the provisions of the precursor of the current version of Rule 14a-8). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See Masco Corporation (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms).

As expressed in the supporting statement, the underlying concern of the Special Meeting Proposal is that stockholders should have the right to call a special meeting. Specifically, the supporting statement makes the following points:

- Special meetings allow shareholders to vote on important matters.
- If shareowners cannot call special meetings, investor returns may suffer.
- Shareowners should have the ability to call a special meeting when a matter merits prompt attention.

On December 18, 2009, AT&T amended Article I, Section 2 of its Bylaws to read as follows:

Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing 15

> *percent of the shares of the corporation, then outstanding, and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only such business as is specified in the notice may be conducted at a special meeting of the stockholders*

AT&T's Bylaws as amended give holders of at least 15% of AT&T's outstanding stock the right to call a special meeting. Therefore, AT&T's Bylaws satisfactorily address the Special Meeting Proposal's underlying concern— that stockholders have the right to call a special meeting—as well as each of the salient points in the supporting statement.

The supporting statement for the Special Meeting Proposal does not address any particular level of share ownership or explain why the 15% level that AT&T adopted is not reasonable or why the proposed 10% level is preferable. For these reasons, it does not appear that the 10% level is a central concern of the Special Meeting Proposal. And since AT&T's Bylaws already provide for the right to call a special meeting at nearly the same level, we believe that AT&T's Bylaws satisfy the underlying concern of the Special Meeting Proposal. Therefore, we believe that AT&T has substantially implemented the Special Meeting Proposal and that it may be excluded pursuant to Rule 14a-8(i)(10).

In a number of recent instances, the Staff has agreed that a company may exclude, under Rule 14a-8(i)(10), a proposal calling for a bylaw amendment giving shareholders the right to call a special meeting, where the company already had a bylaw that allowed a special meeting to be called by the owners of a percentage of company stock that was greater than the percentage specified in the proposal. See General Dynamics (February 6, 2009) (involving a proposal to amend the company's bylaws to allow holders of 10% of the outstanding stock the right to call a special meeting that was excluded by the Staff under Rule 14a-8(i)(10) because the company's bylaws allowed a single shareholder owning at least 10% or multiple shareholders owning at least 25% stake in the company to call a special meeting); Borders Group, Inc. (March 11, 2008) and Allegheny Energy, Inc. (February 19, 2008) (each involving a proposal to amend the company's bylaws so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law); Chevron Corp. (February 19, 2008) and Citigroup Inc. (February 12, 2008) (each involving a proposal to amend the company's bylaws to allow holders of 10% to 25% of the outstanding shares to call a special meeting, and expressly favoring 10%); and 3M Co. (February 27, 2008) and Johnson & Johnson (February 19, 2008) (each involving a proposal to amend the company's bylaws to allow holders of a reasonable percentage of the outstanding shares to call a special meeting, and expressly favoring 10%). The Special Meeting Proposal is in line with the proposals at issue in these letters, and since AT&T's Bylaws already give holders of 15% of AT&T's outstanding shares the right to call a special meeting, we believe that AT&T may likewise omit the Special Meeting Proposal pursuant to Rule 14a-8(i)(10).

AT&T may exclude the Special Meeting Proposal under Rule 14a-8(i)(3) because it omits to state material facts necessary to make the Special Meeting Proposal not false or misleading in violation of Rule 14a-9.

AT&T believes that the Special Meeting Proposal may be excluded on the basis of Rule 14a-8(i)(3) and Rule 14a-9. Rule 14a-8(i)(3) permits the exclusion of proposals where they are contrary to any of the Commission's proxy rules, including Rule 14a-9, the antifraud rule. Rule 14a-9 provides, in pertinent part, that:

> "No solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or a supporting statement if, among other things, the company demonstrates objectively that the proposal or supporting statement is materially false or misleading. See *General Electric Co.* (January 26, 2009) (permitting the Company to exclude a special meeting proposal from its proxy materials in violation of Rule 14a-9); *Raytheon Co.* (March 28, 2008); *Office Depot Inc.* (February 25, 2008); *Mattel Inc.* (February 22, 2008); *Schering-Plough Corp.* (February 22, 2008); *CVS Caremark Corp.* (February 21, 2008); *Dow Chemical Co.* (January 31, 2008); *Intel Corp.* (January 31, 2008); *JPMorgan Chase & Co* (January 31, 2008); *Safeway Inc.* (January 31, 2008); *Time Warner Inc.* (January 31, 2008); *Bristol Myers Squibb Co.* (January 30, 2008); *Pfizer Inc.* (January 29, 2008). Omissions of material facts necessary in order to make the statements in a proxy statement not false or misleading within the meaning of Rule 14a-9 fall within the ambit of Rule 14a-8(i)(3).

The Special Meeting Proposal seeks to elicit shareholder support to decrease the current voting threshold for shareholders to call a special meeting to 10% of the outstanding common stock. In addition, the Proposal itself (and not merely the supporting statement) advocates that "a large number of small shareowners can combine their holdings to equal the above 10% of holders." The Company believes that the omission from the Special Meeting Proposal and supporting statement of any discussion of the significant obligations under the federal securities laws related to the formation of shareholder groups for voting purposes constitutes the omission of material facts necessary in order to make the statements contained in the Special Meeting Proposal and the supporting statement not false or misleading under Rule 14a-9. Without such a discussion, the small shareholders referred to by the Proponent will be led to believe that they may form voting blocs to call special meetings without regard to the significant requirements imposed by the Exchange Act and the rules promulgated thereunder.

Application of Exchange Act Section 13(d) and Exchange Act Regulation 13D to Shareholders Relying on the Special Meeting Proposal.

If, as contemplated by the Special Meeting Proposal, the Board were to take the appropriate steps necessary to allow groups of small shareholders to "combine their holdings to equal ... 10% of holders" to call a special meeting, the mere act of calling such a meeting under virtually all foreseeable circumstances would itself result in these small shareholders becoming subject to Exchange Act Section 13(d) and Regulation 13D, and being required to file disclosure reports on

Schedule 13D.[3] This is because (i) the 10% combined holdings required by the Special Meeting Proposal are above the 5% threshold set forth in Exchange Act Rule 13d-1(a) and (ii) Exchange Act Rule 13d-5(b) generally provides that when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership for purposes of Exchange Act Section 13(d) of all equity securities beneficially owned by any such persons.[4]

Once formed, Rule 13d-1(a) generally requires each member of a group that acquires beneficial ownership of more than 5% percent of a class of equity securities to file with the Commission the information required by Schedule 13D.[5] Shareholder groups (or the individuals comprising such groups) will be required to make the first Schedule 13D filing within 10 days after formation of the group.[6] Each Schedule 13D requires complete information regarding, among other things, (1) the identities of the individual holders, (2) the aggregate holdings beneficially owned by the group, (3) the purpose for which the group was formed, and (4) a description of any contracts or understandings with respect to the securities held.

Once filed, a Schedule 13D must be promptly amended to disclose any material changes in the facts set forth on the report.[7] In the context of a special meeting, shareholder groups could be reasonably expected to be required to file a number of amendments to reflect changes in the makeup of the shareholder group or updates in the group's latest plans or proposals with respect to the purpose of the special meeting.

The importance of complying with Exchange Act Section 13(d) and the rules thereunder cannot be understated. The Schedule 13D reporting requirements provide a critical function to the public markets by disseminating timely information regarding the intentions of coordinated groups of shareholders. As discussed in the recent Commission order against Perry Corp. (Administrative Proceeding Release No. 34-60351, July 21, 2009) for alleged violations of Exchange Act Section 13(d) and Rule 13d-1, "[t]he filing requirements of Section 13(d) of the

---

[3] See footnote 3.

[4] "The touchtone of a group…is that the members combined in furtherance of a common objective." *Wellman v. Dickinson*, 682 F.2d 355, 363 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983). "[T]he agreement may be formal or informal and may be proved by direct or circumstantial evidence. *Morales v. Quintel Entm't, Inc.*, 249 F.3d 115, 124 (2d Cir. 2001).

[5] Alternatively, the group may file a joint Schedule 13D under Rule 13d-1(k). SEC Rule 13d-1(b)(1)(i) allows a passive investor group to file a Schedule 13G in lieu of a Schedule 13D, but the exception hinges on the group not being formed with "a purpose or effect of changing or influencing control of the issuer" under Rule 13d-1(b)(1)(i). In light of the purposes for which special meetings have historically been called, it is highly likely that any group formed to call a special meeting will be required to file on Schedule 13D as opposed to Schedule 13G. Even in such circumstances, unsuspecting groups of small shareholders will be required to (i) file the initial report on Schedule 13G within 10 days after the end of the month in which the 10% group formed, (ii) amend such filing within 45 days after the end of each calendar year to report any changes in beneficial ownership, and (iii) file a new report on Schedule 13D within 10 days following any change in the group's intentions towards the Company that would cause the exception to no longer apply. Rules 13d-1(b)(2) and (e) and Rule 13d-2(b). Further, such group of small shareholders must promptly amend its Schedule 13G upon any increase or decrease in beneficial ownership of more than 5% of the outstanding Company stock. Rule 13d-2(d).

[6] Rule 13d-1(a).

[7] Rule 13d-2.

Exchange Act were adopted for . . . the twofold purposes of (i) providing adequate disclosure and other protections to stockholders in connection with takeover attempts, such as tender offers, and corporate repurchases, and (ii) providing adequate disclosure to stockholders in connection with any substantial acquisition of securities within a relatively short period of time." *Perry Corp.*, pp. 10-11.

As shown above, the reporting obligations under Section 13(d) and Regulation 13D do not represent mere "check-the-box" formalities for those groups of small shareholders contemplated by the Special Meeting Proposal. Serious consequences follow any violations of Federal law, and a violation of Section 13(d) may by punishable by the imposition of fines and penalties by the Commission or the entry of an injunctive order against the members of the shareholder group. Significantly, ignorance of the application of such rules will not immunize the shareholders from liability. "A willful violation of the securities laws means merely 'that the person charged with the duty knows what he is doing.' Wonsover v. SEC, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting Hughes v. SEC, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor 'also be aware that he is violating one of the Rules or Acts.' Id. (quoting Gearhart & Otis, Inc. v. SEC, 348 F.2d 798, 803 (D.C. Cir. 1965))." (*Perry Corp.*, footnote 13).

Rule-Making Efforts by the Commission Regarding Permissive Shareholder Communication and Coordination Have Emphasized the Importance of Section 13(d) and Regulation 13D.

In evaluating the importance of compliance with Section 13(d) of the Exchange Act, it is critical to note the Commission's repeated and consistent reluctance to relax the requirements of Section 13(d) to facilitate the combination or coordination of shareholders, such as that contemplated by the Special Meeting Proposal. For example, in 1999, Regulation M-A, among other things, relaxed certain shareholder communication restrictions to provide a more permissive disclosure environment in the connection with takeover transactions. In loosening these restrictions, however, the Commission opted not to create exceptions or exclusions to Section 13(d) ("Similarly, the revised rule does not change a security holder's obligation under Section 13(d) of the Exchange Act to file or amend a Schedule 13D when a voting arrangement, agreement or understanding is reached with respect to a company's securities." SEC Adopting Release, *Regulation of Takeovers and Security Holder Communications* (Release No. 33-7760, October 26, 1999), footnote 17).

Similarly, in 2003, the Commission adopted new disclosure requirements for companies regarding director candidates nominated by 5% holders. SEC Adopting Release, *Disclosure Regarding Nominating Committee Functions and Communications Between Security Holders and Boards of Directors* (Release No. 33-8340, November 24, 2003). In adopting this new director nominee disclosure requirement, however, the Commission (1) expressly stated that the determination of Schedule 13D or Schedule 13G eligibility "is not intended to be affected by the adoption of this new disclosure obligation," (footnote 71) and (2) cited the Regulation 13D requirements as an added benefit to "help ensure that the company and the security holders have basic information about the recommending security holder." *Id.*, page 10.

Finally, in July 2009, the Commission again analyzed the need for harmonizing a newly proposed Rule 14a-18 with the current shareholder disclosure requirements to "enable shareholders to engage in limited solicitations to form nominating shareholder groups and engage in solicitations in support of their nominees without disseminating a proxy statement." SEC Proposing Release, *Facilitating Shareholder Director Nominations* (Release No. 33-9046, June 18, 2009) (the "Proxy Access Release"). In this context, the Commission proposed a limited exception to Section 13(d), but only did so consistent with its belief that the formation of a shareholder group solely for the purpose of nominating directors under proposed Rule 14a-11 should not trigger Schedule 13D obligations in passive investors who ordinarily qualify to file on Schedule 13G. Proxy Access Release, p. 136. However, consistent with the principles of Section 13(d) and Regulation 13D, this exception would not be available where the group of investors acquired the securities with the purpose or effect of changing or influencing control of the registrant.[8] Proxy Access Release, p. 137.

Application of Exchange Act Section 16 to Shareholders Relying on the Special Meeting Proposal

If, as contemplated by the Special Meeting Proposal, the Board were to take the appropriate steps necessary to allow groups of small shareholders to "combine their holdings to equal ... 10% of holders" to call a special meeting and the resulting group beneficially owned more than 10% of the outstanding stock of the Company, the mere act of so calling the meeting would itself result in each of these small shareholders being deemed "insiders" for both reporting obligations and liability for "short-swing" transactions under Section 16 of the Exchange Act.

This is because (i) pursuant to Section 16(a)(1) and Rule 16a-2, beneficial owners of more than 10% of an issuer's outstanding stock are subject to Section 16 of the Exchange Act, and (ii) for purposes of calculating beneficial ownership to determine reporting obligations under Section 16, Rule 16a-1 provides that "the term 'beneficial owner' shall mean any person who is deemed a beneficial owner pursuant to Section 13(d) of the [Exchange] Act and the rules thereunder." As a result, once a group of shareholders owning more than 10% of the stock is formed, each individual member of the group will independently be subject to Section 16.

Compliance with Section 16 is both critical and complex. Under Rule 16a-3, initial statements disclosing the shareholder's beneficial ownership must be filed with the Commission on Form 3 within 10 calendar days of the date the group achieved 10% holder status.[9] Once deemed to be an insider, the individual must file a statement of changes in beneficial ownership on Form 4 by the end of the second business day following the date of any purchase or sale of Company stock.[10] Annual statements of beneficial ownership must also be filed on Form 5 on or before the 45th day after the end of the issuer's fiscal year as required by Rule 16a-3. Moreover, unlike the availability of filing as a group on Schedule 13D, absent any economic relationships between

[8] Nominating shareholders would be required to certify to this effect on proposed Schedule 14N. Proxy Access Release, p. 247.
[9] Rule 16a-3(a); Instructions to Form 3.
[10] Rule 16a-3(g).

members of the group, the individual members of a shareholder group formed for the purpose of calling a special meeting will be the ones responsible for reporting those transactions in Company stock made for their own account.[11]

Section 16 was enacted to prevent the unfair use of information gained by officers, directors and other insiders when trading in the issuer's stock. These filing requirements are not formalities, and delinquencies in Section 16(a) reporting subject the insider shareholder to potential Commission cease-and-desist orders, civil monetary penalties or other injunctive orders under Section 21 of the Exchange Act.

In addition to the Section 16(a) reporting obligations described above, each insider member of the group formed for the purpose of calling a special meeting will be subject to potential liability for "short swing" (or matching) transactions under Section 16(b). If any insider member purchases (or sells) Company stock, and then within a six-month period, sells (or purchases) Company stock, the individual will be automatically liable for any profit realized in the transaction without regard to the possession of inside information and "irrespective of any intention on the part of such [person subject to Section 16]."[12]

As with the Section 13(d) reporting requirements, liability for profits from "short-swing" transactions exists regardless of whether the individual knew of his or her Section 16 status and obligations. Moreover, small shareholders may be unaware that a series of unrelated transactions in Company stock may result in a Section 16 "profit" outside a conventional understanding of profit and loss. The reason for this is that Section 16 transactions within a six-month period are matched using a "lowest purchase price, highest sales price" calculation to determine profit.[13] Under certain circumstances, this calculation may result in a Section 16 profit where the shareholder actually incurred an economic loss.

<u>The Failure By The Special Meeting Proposal To Describe The Significant Implications Under Federal Securities Laws For Small Shareholders Forming A Group For The Purpose Of Calling A Special Meeting As Contemplated Is A Material Omission That Renders the Special Meeting Proposal Excludable Under Rule 14a-8(i)(3)</u>

The Special Meeting Proposal advocates that "a large number of small shareowners can combine their holdings to equal the above 10% of holders." While certain shareholders may be well-versed in these rules and regulations, many others, including those small shareholders targeted by the Special Meeting Proposal, will be unaware of the gauntlet facing them should they decide to exercise the right to call a special meeting as described in the Special Meeting Proposal. Nevertheless, the Special Meeting Proposal does not contain any, much less a reasonably detailed, discussion of the applicable regulatory regimes. Without the inclusion of such a discussion, the Special Meeting Proposal leads shareholders to believe that the only legal

---

[11] Rule 16a-1(a)(2). Although Rule 16a-3(j) will permit the group to file a Form 3, 4 or 5, such filings are merely a collection of the relevant individual reports.
[12] Section 16(b).
[13] *Smolowe v. Delendo Corp.*, 136 F. 2d 231 (2d Cir.), *cert. denied*, 320 U.S. 751 (1943).

requirement attendant to calling a special meeting is to sign a piece of paper along with others who collectively own 10% of the outstanding common stock of the Company.[14]

In light of the significant legal obligations attendant to the actions urged by the Proponent, the Company believes that (i) the omission from the Special Meeting Proposal or supporting statement of any discussion of the significant regulatory obligations associated with the aggregation of small shareholders into a 10% group constitutes an omission to state a material fact that is necessary to make the Special Meeting Proposal not false or misleading under Rule 14a-9; (ii) that such violation of Rule 14a-9 provides grounds for exclusion under Rule 14a-8(i)(3); and (iii) that the significant effort associated with revising the Special Meeting Proposal to correct the omission allows for exclusion of the Special Meeting Proposal in its entirety under the guidance provided in Staff Legal Bulletin Nos. 14 and 14B.[15]

For the foregoing reasons, AT&T believes that it may exclude the Special Meeting Proposal under Rule 14a-8(i)(3) because it omits to state material facts necessary to make the Special Meeting Proposal not false or misleading in violation of Rule 14a-9.

AT&T may omit a statement in the Written Consent Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(3) because the statement is materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See Sara Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The Written Consent Proposal contains the following statement:

---

[14] Although (i) voting for the Special Meeting Proposal, as opposed to (ii) a subsequent decision to join a group and call a special meeting, does not trigger the obligations under Exchange Act Sections 13(d) and 16, there is no point between the times referred to in (i) and (ii) above in which some party is obligated to advise small shareholders of their obligations under the Exchange Act. While it may be true that other proposals and supporting statements do not contain complete descriptions of the laws associated with the particular proposal, by its explicit statement that "a large number of small shareowners can combine their holdings to equal the above 10% of holders" this Special Meeting Proposal lulls shareholders into thinking that an act as seemingly trivial as signing a petition comes without significant obligations under the federal securities laws.

[15] The Company is aware of the Staff's position in Staff Legal Bulletin 14B, and believes the exclusion of the Special Meeting Proposal is consistent with the guidance contained therein. Staff Legal Bulletin 14B does not foreclose the exclusion of a proposal in its entirety "where the company has demonstrated objectively that the proposal or statement is materially false or misleading" and where, consistent with Staff Legal Bulletin No. 14, extensive work would be required to make the proposal not materially false and misleading."

> A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

According to this statement, the Gompers study supports the concept that weaker shareholder rights correlate to a reduction in shareholder value, which suggests that weaker shareholder rights cause shareholder value to be reduced. However, the Gompers study makes no such claim. To the contrary, the study explicitly states, "*...we make no claims about the direction of causality between governance and performance ...*" (emphasis in original).[16] Because the statement from the Written Consent Proposal set forth above misrepresents the Gompers study as supporting the concept that weaker shareholder rights cause a reduction in shareholder value, AT&T believes that the statement may be omitted from its 2010 proxy materials pursuant to Rule 14a-8(i)(3).

* * *

For the reasons discussed above, AT&T believes that it may omit all three Proposals from its 2010 proxy materials under Rule 14a-8(c). Alternatively, as further discussed above, AT&T believes that it may omit the Written Consent Proposal under Rule 14a-8(i)(2) and the Special Meeting Proposal under Rule 14a-8(i)(10) and Rule 14a-8(i)(3). As an additional alternative, as further discussed above, AT&T believes that it may omit a statement in the Written Consent Proposal under Rule 14a-8(i)(3).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden

[16] Gompers, Paul A. et al., Corporate Governance and Equity Prices. July 2001, at 4.

Annex A

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since 1997

Legal Department

NOV 11 2009

RECEIVED

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 CA 90278) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:

FISMA & OMB Memorandum M-07-16

Sincerely,

Ray T. Chevedden

Ray T. Chevedden

10-20-09
Date

Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467

[T: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction or obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility represents a powerful incentive for improved management of our company.

A 2001 study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3025
Dallas, Texas 75202
Ph: (214) 757-7082

November 18, 2009

Via UPS
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We received letters from you on behalf of certain shareholders submitting proposals for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting, as shown below. As instructed in the letters, we are directing our correspondence to you as proxy for each shareholder.

Shareholder	Date Received	Proposal
William Steiner	11/05/09	Special stockholder meetings
Ray Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490	11/11/09	Stockholder action by written consent
Nick Rossi	11/11/09	Cumulative voting

Under Securities and Exchange Commission ("SEC") Rule 14a-8(c) (Question 3), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In this regard AT&T believes that the proposals that you indicate you have submitted on behalf of the above shareholders should each be viewed as submitted by you and, as such, exceed the limitation that a shareholder may submit only one proposal. As such, you are required under Rule 14a-8 to select and resubmit a single proposal to be considered for inclusion in AT&T's proxy materials. *Your revised submission to AT&T must be postmarked no later than 14 days from your receipt of this letter.*

In addition, under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

In this regard, neither the names of the Ray T. Chevedden and Veronica G. Chevedden Family Trust nor Nick Rossi appear in AT&T's records as registered stockholders. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,



cc: Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust

FISMA & OMB Memorandum M-07-16

Nick Rossi

FISMA & OMB Memorandum M-07-16

William Steiner

FISMA & OMB Memorandum M-07-16



WILSON, PAUL M (Legal)

From:	olmsted***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, December 01, 2009 11:48 PM
To:	WILSON, PAUL M (Legal); Richard G. Lindner
Subject:	Ray T. Chevedden Rule 14a-8 Proposal (T)
Attachments:	CCE00007.pdf

Ms. Nancy Justice
AT&T

Dear Ms. Justice,
The company November 18, 2009 letter acknowledges Ray T. Chevedden's rule 14a-8 proposal, which was accompanied by a cover letter signed by Ray T. Chevedden. Ray T. Chevedden is thus naturally the proponent. Additionally the cover letter states that Ray T. Chevedden has been a rule 14a-8 proposal proponent since 1997. The company has published Ray T. Chevedden's rule 14a-8 proposals since at least 2006 (27%-vote per the attachment).

Please let me know on December 2, 2009 whether the company has or has not any doubt or further questions.

Sincerely,
John Chevedden
cc: Ray T. Chevedden



Board Analyst

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AT&T Inc. (T)

[RAY T. CHEVEDDEN]

Proponent: Undisclosed
Proxy Year: 2006
Date Filed: 03/10/2006
Annual Meeting Date: 04/28/2006
Next Proposal Due Date: 11/11/2009
Shareholder Proposal Type: Simple Majority Vote
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	745,000,000	**Won Simple Majority Vote?**	No
Votes Against:	1,940,000,000	**VotesFor/VotesFor+Against:**	27.75%
Abstentions:	67000000	**VotesFor/TotalVotes:**	27.07%
Total Votes:	2,752,000,000	**VotesFor/Shares Outstanding:**	22.56%
Broker Non-Votes:	532,000,000		

PROPOSAL TEXT:

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

62% yes-vote

The 2005 edition of this proposal won an impressive 62% yes-vote at our annual meeting based on yes and no votes cast. The 2005 edition was submitted by R. Chevedden according to the "Investor responsibility Research Center Checklist of 2005 Shareholder Resolutions."

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our

shareholder majority. For example if 66% vote yes and only 1% vote no - only 1% could force their will on the overwhelming 66% majority on a key governance issue.

This proposal does not address a majority vote requirement in director

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 03, 2009 11:15 AM
To: WILSON, PAUL M (Legal)
Cc: Richard G. Lindner
Subject: Rule 14a-8 Broker Letter-(T)
Attachments: CCE00008.pdf

Ms. Nancy Justice
AT&T

Dear Ms. Justice,
Please see the attached broker letter. Please advise today whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Ray T. Chevedden



December 2, 2009

Ray T. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in AT&T, Inc. (T).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W310757-03DEC09

Annex B

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 11, 2009 3:25 PM
To: WILSON, PAUL M (Legal)
Subject: Rule 14a-8 Proposal (T)
Attachments: CCE00005.pdf

Mr. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Nick Rossi

NICK ROSSI

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (***FISMA & OMB Memorandum M-07-16*** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Rule 14a-8 Proposal Proponent since the 1980s



11/11/09

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467

[T: Rule 14a-8 Proposal, November 11, 2009]
3 [Number to be assigned by the company] – **Cumulative Voting**

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. Our executive pay committee granted *discretionary* executive bonuses, while elsewhere in our company the layoffs totaled nearly 17,000. It is better for annual and long-term incentives to be tied to fully disclosed, performance-based metrics. If our company's total stockholder return (TSR) was as low as the 20th percentile of its telecommunications peer group, executives could receive 50% of an incentive award, which would seem to be pay for failure by definition.

Each member or our executive pay committee received 20% in against-votes: William Aldinger, Gilbert Amelio, James Blanchard and Patricia Upton. This compared to only 2% in against- votes for some of our other directors.

Two members of our nomination committees were designated "Flagged (Problem) Directors" by The Corporate Library: James Kelly due to involvement with the Dana Corporation bankruptcy and Mary Metz due to involvement with the PG&E Corporation bankruptcy. Reuben Anderson was designated a "Flagged (Problem) Director" due to involvement with the Mississippi Chemical Corporation bankruptcy.

Management negatively prepared the 2009 definitive proxy by introducing unbalanced and inconsistent final editing practices that detracted from the readability and creditably of part of the text. Our board omitted the topics of some of the items on our 2007 ballots and also omitted certain required 2007 annual proxy text.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal for cumulative voting – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

WILSON, PAUL M (Legal)

From: olmsted ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 11, 2009 3:37 PM
To: WILSON, PAUL M (Legal)
Subject: Rule 14a-8 Proposal (T) 1:35 pm
Attachments: CCE00006.pdf

Mr. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding [illegible] Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeti[illegible] ore, during and [illegible]ter the forthcoming shareholder meeting. Please direct all future commun[illegible] ns regarding [illegible]

FISMA & OMB Memorandum M-07-16

[illegible] unications. P[illegible] dentify this proposal as my proposal exc[illegible]

[illegible] on of [illegible] of [illegible] ectors is appreciated in support of [illegible] pany [illegible] owledge receipt of my proposal [illegible]

Sinc[illegible]

[illegible] 1/11/09

cc: Ann E[illegible]
Co[illegible]
PH: [illegible]
FX: 21[illegible]
: 210-35[illegible]-346

[T: Rule 14a-8 Proposal, November 11, 2009]

3 [Number to be assigned by the company] – **Cumulative Voting**

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org and CalPERS recommended adoption of this proposal topic.

The merits of this Cumulative Voting proposal should also be considered in the context of the nee[illegible] or improvements in our company's 2009 reported corporate governance status:

[illegible]e Corp[illegible] [illegible]ibrary www.thecorporatelibrary.com, an independent investment research firm, rated o[illegible] [illegible]any "[illegible]igh Concern" in executive pay. Our executive pay committee granted *disc*[illegible] [illegible] exec[illegible] [illegible]e [illegible]uses, while elsewhere in our company the layoffs totaled nearly [illegible] [illegible]t is bett[illegible] annual and long-term incentives to be tied to fully disclosed, performance-[illegible] [illegible]ompany's total stockholder return (TSR) was as low as the 20th percentile [illegible] its teleco[illegible] [illegible]catic[illegible] [illegible]roup, executives could receive 50% of an incentive award, which would [illegible] [illegible]e pay fo[illegible] [illegible] by definition.

mem[illegible] or [illegible] executive pay committee received 20% in against-votes: William Aldinger, [illegible]rt Ar[illegible] [illegible]nchard and Patricia Upton. This compared to only 2% in against- votes [illegible] [illegible]s.

Two m[illegible] [illegible] nom[illegible] [illegible] committees were designated "Flagged (Problem) Directors" by The Corporate Library: Jam[illegible] Kelly due to involvement with the Dana Corporation bankruptcy and Mary Metz due to involvement with the PG&E Corporation bankruptcy. Reuben Anderson was designated a "Flagged (Problem) Director" due to involvement with the Mississippi Chemical Corporation bankruptcy.

Management negatively prepared the 2009 definitive proxy by introducing unbalanced and inconsistent final editing practices that detracted from the readability and creditably of part of the text. Our board omitted the topics of some of the items on our 2007 ballots and also omitted certain required 2007 annual proxy text.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal for cumulative voting – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3025
Dallas, Texas 75202
Ph. (214) 757-7982

November 18, 2009

Via UPS
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We received letters from you on behalf of certain shareholders submitting proposals for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting, as shown below. As instructed in the letters, we are directing our correspondence to you as proxy for each shareholder.

Shareholder	Date Received	Proposal
William Steiner	11/05/09	Special stockholder meetings
Ray Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490	11/11/09	Stockholder action by written consent
Nick Rossi	11/11/09	Cumulative voting

Under Securities and Exchange Commission ("SEC") Rule 14a-8(c) (Question 3), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In this regard AT&T believes that the proposals that you indicate you have submitted on behalf of the above shareholders should each be viewed as submitted by you and, as such, exceed the limitation that a shareholder may submit only one proposal. As such, you are required under Rule 14a-8 to select and resubmit a single proposal to be considered for inclusion in AT&T's proxy materials. *Your revised submission to AT&T must be postmarked no later than 14 days from your receipt of this letter.*

In addition, under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

In this regard, neither the names of the Ray T. Chevedden and Veronica G. Chevedden Family Trust nor Nick Rossi appear in AT&T's records as registered stockholders. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Nancy H. Justice

cc: Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust
FISMA & OMB Memorandum M-07-16

Nick Rossi
FISMA & OMB Memorandum M-07-16

William Steiner
FISMA & OMB Memorandum M-07-16

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 02, 2009 12:01 AM
To: WILSON, PAUL M (Legal); Richard G. Lindner
Subject: Nick Rossi Rule 14a-8 Proposal (T)
Attachments: CCE00008.pdf

Ms. Nancy Justice
AT&T

Dear Ms. Justice,
The company November 18, 2009 letter acknowledged Nick Rossi's rule 14a-8 proposal, which was accompanied by a cover letter signed by Nick Rossi. Nick Rossi is thus naturally the proponent. Additionally the cover letter states that Nick Rossi has been a rule 14a-8 proposal proponent since the 1980s. The company has published Nick Rossi's rule 14a-8 proposals since at least 2006 (33%-vote and 896 million yes-votes per the attachment).

Please let me know on December 2, 2009 whether the company has or has not any doubt or further questions.

Sincerely,
John Chevedden
cc: Nick Rossi



Board Analyst

THE CORPORATE LIBRARY
56 Northport Drive, 1st Floor
Portland, ME 04103-3657
877-479-7500 Toll Free US
207-874-6921 | 207-874-6925 fax
Email

BEGIN NEW SEARCH

AT&T Inc. (T)

[NICK ROSSI]

Proponent: Undisclosed
Proxy Year: 2006
Date Filed: 03/10/2006
Annual Meeting Date: 04/28/2006
Next Proposal Due Date: 11/11/2009
Shareholder Proposal Type: Board Leadership
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	896,000,000	**Won Simple Majority Vote?**	No
Votes Against:	1,791,000,000	**VotesFor/VotesFor+Against:**	33.35%
Abstentions:	66000000	**VotesFor/TotalVotes:**	32.55%
Total Votes:	2,753,000,000	**VotesFor/Shares Outstanding:**	27.13%
Broker Non-Votes:	532,000,000		

PROPOSAL TEXT:

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

When one person acts as our Chairman and CEO, a vital separation of power is eliminated--and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

54% Yes-Vote Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

CEO to Receive Lifetime Access to Company Aircraft

I believe the following text based on The Corporate Library's "Board Analyst Profile" for SBC supports adoption of an Independent Board Chairman: It is not only current [CEO] compensation levels that are a cause of concern. Post-retirement benefits

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 03, 2009 9:21 AM
To: WILSON, PAUL M (Legal)
Cc: Richard G. Lindner
Subject: Rule 14a-8 Broker Letter-(T)
Attachments: CCE00003.pdf

Ms. Nancy Justice
AT&T

Dear Ms. Justice,
Please see the attached broker letter. Please advise today whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Nick Rossi

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

December 2, 2009

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC.
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PRTNERS, LP (ORIGINALLY - TEPPCO PARTNERS, LP)
Held 1240 shares (originally 1000 shares, deposited 07/09/2002)

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

Annex C

WILSON, PAUL M (Legal)

From:	olmsted ***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, November 05, 2009 9:45 AM
To:	WILSON, PAUL M (Legal)
Subject:	Rule 14a-8 Proposal (T)
Attachments:	CCE00003.pdf

Mr. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Legal Department

NOV 05 2009

RECEIVED

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 [illegible]

FISMA & OMB Memorandum M-07-16 at:

[illegible] prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10/17/2009
Date

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 210-351-3467
FX: 214-464-5477

[1: Rule 14a-8 Proposal, November 5, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 49%-support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. This proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 13, 2009 11:17 PM
To: WILSON, PAUL M (Legal)
Cc: Richard G. Lindner
Subject: Rule 14a-8 Broker Letter-(T)
Attachments: CCE00022.pdf

Mr. Wilson,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner



DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 7200 shares of AT&T Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/8/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323


at&t

Nancy H. Justice
Director - SEC Compliance
AT&T Inc
208 S. Akard St., Room 3025
Dallas, Texas 75202
Ph (214) 757-7382

November 18, 2009

Via UPS
John Chevedden
FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

We received letters from you on behalf of certain shareholders submitting proposals for inclusion in the proxy materials for AT&T Inc.'s 2010 annual meeting, as shown below. As instructed in the letters, we are directing our correspondence to you as proxy for each shareholder.

Shareholder	Date Received	Proposal
William Steiner	11/05/09	Special stockholder meetings
Ray Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490	11/11/09	Stockholder action by written consent
Nick Rossi	11/11/09	Cumulative voting

Under Securities and Exchange Commission ("SEC") Rule 14a-8(c) (Question 3), each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. In this regard AT&T believes that the proposals that you indicate you have submitted on behalf of the above shareholders should each be viewed as submitted by you and, as such, exceed the limitation that a shareholder may submit only one proposal. As such, you are required under Rule 14a-8 to select and resubmit a single proposal to be considered for inclusion in AT&T's proxy materials. *Your revised submission to AT&T must be postmarked no later than 14 days from your receipt of this letter.*

In addition, under the rules of the SEC, in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

In this regard, neither the names of the Ray T. Chevedden and Veronica G. Chevedden Family Trust nor Nick Rossi appear in AT&T's records as registered stockholders. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,



cc: Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust
FISMA & OMB Memorandum M-07-16

Nick Rossi
FISMA & OMB Memorandum M-07-16

William Steiner
FISMA & OMB Memorandum M-07-16

WILSON, PAUL M (Legal)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 01, 2009 12:19 AM
To: WILSON, PAUL M (Legal); Richard G. Lindner
Subject: William Steiner Rule 14a-8 Proposal (BA)
Attachments: CCE00019.pdf

Ms. Nancy Justice
AT&T

Dear Ms. Justice,
The company November 18, 2009 letter acknowledges William Steiner's rule 14a-8 proposal, which was accompanied by a cover letter signed by William Steiner. William Steiner is thus naturally the proponent. Additionally the cover letter states that William Steiner has been a rule 14a-8 proposal proponent since the 1980s and the company has received Mr. Steiner's broker letter. The company has published William Steiner's rule 14a-8 proposals since at least 2005 (60%-vote per the attachment).

Plus the company is apparently satisfied with Mr. Steiner's 2010 broker letter. Please let me know on December 1, 2009 whether the company has or has not any doubt or further questions.

Sincerely,
John Chevedden
cc: William Steiner


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BEGIN NEW SEARCH

AT&T Inc. (T)

Proponent: William Steiner
Proxy Year: 2005
Date Filed: 05/23/2005
Annual Meeting Date: 06/30/2005
Next Proposal Due Date: 11/11/2009
Shareholder Proposal Type: Poison Pill
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	344,000,000	**Won Simple Majority Vote?**	Yes
Votes Against:	224,000,000	**VotesFor/VotesFor+Against:**	60.56%
Abstentions:	11000000	**VotesFor/TotalVotes:**	59.41%
Total Votes:	579,000,000	**VotesFor/Shares Outstanding:**	42.94%
Broker Non-Votes:	114,000,000		

PROPOSAL TEXT:

"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock — or an exchange for shares in a more valuable company.

"I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

"William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Like a Dictator

Annex D

RICHARDS LAYTON & FINGER

December 15, 2009

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2010 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 1, 2009 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, *shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted* and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes

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[1] 8 *Del. C.* § 228(a) (emphasis added).

that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

The Certificate of Incorporation currently prohibits stockholder action by written consent on any matter, unless the consent is signed by stockholders representing at least two-thirds of the voting power of the outstanding stock.[2] The Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the outstanding shares rather than the minimum super-majority, unanimous or separate class votes required by the General Corporation Law to authorize those actions.

Although stockholders could in many cases authorize the taking of corporate action through the consent in writing of a majority of the outstanding shares entitled to vote on the matter,[3] there are a number of actions that, under the General Corporation Law, require approval by stockholders representing more than a majority of the outstanding shares entitled to vote on the matter. The General Corporation Law provides, among other things, that the conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[4] that a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[5] and

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[2] *See* AT&T Inc., Quarterly Report (Form 10-Q), Ex. 3, at 2 (August 5, 2009). Specifically, Article Eight of the Certificate of Incorporation provides: "Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the corporation, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing *at least* two-thirds of the total number of shares of stock of the corporation then outstanding and entitled to vote thereon." *Id.* (emphasis added). Thus, unlike the provision contemplated by the Proposal, Article Eight of the Certificate of Incorporation recognizes that the requisite stockholder vote may be increased or expanded by statute.

[3] For example, the adoption of a merger agreement under Section 251 of the General Corporation Law, 8 *Del. C.* § 251(c), and the approval of the sale of all or substantially all of the corporation's assets under Section 271, *id.* § 271(a), require the approval of at least a majority in voting power of the corporation's outstanding capital stock entitled to vote thereon.

[4] *Id.* § 266(b).

[5] *Id.* § 275(c).

that any election by an existing stock corporation to be treated as a "close corporation" must be approved by at least two-thirds of the outstanding stock.[6]

Contrary to the request set forth in the Proposal, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of [the Company's] shares outstanding" with respect to those matters that, under the General Corporation Law, require the vote of stockholders representing greater than a majority in voting power of the outstanding shares. Section 102(b)(4) of the General Corporation Law expressly permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[7] Specifically, that subsection provides that "the certificate of incorporation may also contain ... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock ... than is required by [the General Corporation Law]."[8] Although Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, nothing in that subsection (or any other section of the General Corporation Law) authorizes a corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. In our view, any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would be invalid and unenforceable.[9]

The Proposal would also violate Delaware law in that it would purport to enable stockholders to act by written consent of a majority of the stock outstanding generally to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common Stock and Preferred Stock.[10] The Company has designated a series of Preferred Stock as its Perpetual Cumulative Preferred Stock.[11] The holders of the Company's Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the

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[6] *Id.* § 344.
[7] *Id.* § 102(b)(4).
[8] *Id.*
[9] *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979).
[10] *See* AT&T Inc., Quarterly Report (Form 10-Q), Ex. 3, at 1 (August 5, 2009).
[11] *Id.*

> amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[12]

The Proposal, if implemented, would purport to enable stockholders to act by written consent of a majority of the outstanding stock generally to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, violate the General Corporation Law.

Finally, the Proposal would violate Delaware law in that it would purport to enable stockholders to act by written consent where the General Corporation Law would otherwise expressly prohibit the taking of the particular action by written consent. For example, Section 203 of the General Corporation Law provides that a corporation shall not engage in any "business combination" with any "interested stockholders" for a specified period unless, among other things, "[a]t or subsequent to [the time at which the interested stockholder became such] the business combination is approved by the board of directors and authorized at an annual or special meeting, *and not by written consent*, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder."[13] Thus, the Board could not "undertake such steps" as would be necessary "to permit shareholders to act by the written consent of a majority of our shares outstanding" with respect to this matter, which expressly requires the action to be taken at a meeting of stockholders (and prohibits it from being authorized by written consent).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

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[12] 8 *Del. C.* § 242(b)(2).
[13] *Id.* § 203(a)(3).

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

JMZ